EXHIBIT 99.49

FOR IMMEDIATE RELEASE

NOT FOR DISTRIBUTION TO NEWSWIRE SERVICES IN THE UNITED STATES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF UNITED STATES SECURITIES LAWS.

High Tide Reports Second Quarter 2020 Financial Results

Becomes the first Canadian cannabis retailer in its peer group to report positive adjusted EBITDA of $1.9M

Calgary, AB, June 17, 2020 / CNW / − High Tide Inc. (“High Tide” or the “Company”) (CSE:HITI) (OTCQB:HITIF) (FRA:2LY), a retail-focused cannabis corporation enhanced by the manufacturing and distribution of smoking accessories and cannabis lifestyle products, is pleased to report its financial and operating results for the second quarter of fiscal 2020 ending April 30, 2020.

Second Quarter 2020 – Financial Highlights:

●	Revenue for the three months ended April 30, 2020 increased by 197%, to $19.57 million from $6.60 million for the same quarter last year.
●	Gross profit for the three months ended April 30, 2020 increased by 214%, to $7.39 million from $2.35 million for the same quarter last year.
●	Gross profit margin for the three months ended April 30, 2020 increased to 38% from 36% for the same quarter last year.
●	Adjusted EBITDA(1) for the three months ended April 30, 2020 increased by 156%, to $1.94 million from an Adjusted EBITDA loss of ($3.49 million) for the same quarter last year.
●	Cash and cash equivalents as at April 30, 2020 increased to $7.04 million from $0.81 million as at October 31, 2019.

“The second fiscal quarter of 2020 marks a historic moment in High Tide’s history. I am fiercely proud of our team for delivering adjusted EBITDA well ahead of the Company’s peer group and positive cash flow from operations through their unwavering commitment to our core strategy, especially throughout the pandemic. A decade of experience with cannabis consumers has been the key ingredient to our substantial year-over-year increase in revenue and enhanced gross margin.” said Raj Grover, President and Chief Executive Officer. “We are grateful to the many customers, employees, shareholders and other stakeholders who believed in High Tide’s vision and today share in our success. We remain focused on continuing to strengthen our balance sheet and delivering value by furthering our retail expansion across Ontario. I am confident that our future results will continue to reinforce our position as a leading cannabis operator,” added Mr. Grover.

Second Quarter 2020 – Operational Highlights:

●	The Company successfully acquired and integrated the branded Canna Cabana locations in Hamilton and Sudbury.
●	The Company further developed its Saskatchewan retail presence by acquiring a licensed cannabis retail location in Tisdale, Saskatchewan.
●	High Tide entered into an agreement with Halo Labs to sell its KushBar assets for $12 million, subject to the required regulatory approvals.
●	The Company opened a Canna Cabana store in the heart of downtown Edmonton, Alberta.
●	Integration of the Grasscity e-commerce platform into High Tide’s Las Vegas facility has resulted in continued growth of North American market share and daily transaction volume.
●	Through the COVID-19 pandemic existing Canna Cabana locations have remained operational and efficient, despite the challenging conditions facing retail across the country.
●	As of the date of this news release approximately 47,000 members have joined Cabana Club, with 55% of our average daily transactions conducted by Club members.
●	To date, the Company’s portfolio includes a total of 36 branded retail cannabis locations in Ontario, Alberta, and Saskatchewan.

Subsequent Events:

●	The Company opened a KushBar store in Medicine Hat, Alberta.
●	The Company opened four new Canna Cabana retail locations in Ontario: Niagara Falls, Toronto – Parliament, Burlington, and Toronto – Bayview Avenue, bringing the current total to 7 Ontario stores and achieving 9% provincial market share by location as of June 9, 2020.

Selected financial information for the three and six months ended April 30, 2020:

(Expressed in thousands of Canadian Dollars)

	Three Months Ended April 30,			Six Months Ended April 30,
	2020 $	2019 $	% Change	2020 $	2019 $	% Change
Revenue	19,572	6,596	197%	33,231	11,596	187%
Gross Profit	7,388	2,351	214%	12,165	4,140	194%
Total Operating Expenses	7,331	6,702	9%	14,051	13,352	5%
Adjusted EBITDA(a)	1,935	(3,486)	156%	1,385	(6,823)	120%
Income (Loss) from Operations	57	(4,351)	101%	(1,886)	(9,212)	(80%)
Net Loss	(5,046)	(3,319)	52%	(8,898)	(7,140)	25%
Loss Per Share (Basic)	(0.02)	(0.02)	-	(0.04)	(0.04)	-
Loss Per Share (Diluted)	(0.02)	(0.02)	-	(0.04)	(0.04)	-

(a)	Adjusted EBITDA is a non-IFRS financial measure.

The following is a reconciliation of Adjusted EBITDA to Net Loss:

	Three Months Ended April 30,		Six Months Ended April 30,
	2020	2019	2020	2019
Net Loss	(5,046)	(3,319)	(8,898)	(7,140)
Income taxes	95	(1,166)	10	(2,396)
Accretion and interest	2,631	231	4,446	337
Depreciation and amortization	1,807	275	3,173	461
EBITDA (1, 2)	(513)	(3,979)	(1,269)	(8,738)
Foreign exchange	(17)	(39)	(21)	36
Transaction and acquisition costs	173	-	795	142
Revaluation of derivative liability	125	-	(314)	-
Loss on extinguishment of debenture	186	-	186	-
Impairment loss	247	-	247	-
Share-based compensation	71	590	98	1,822
Revaluation of marketable securities	477	-	477	-
Loss on sale of marketable securities	1,186	-	1,186	-
Discount on accounts receivable	-	(58)	-	(82)
Gain on disposal of property and equipment	-	-	-	(3)
Adjusted EBITDA (1, 2)	1,935	(3,486)	1,385	(6,823)

(1)	Earnings before interest, taxes, depreciation, and amortization (“EBITDA”) and Adjusted EBITDA. These measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Non-IFRS measures provide investors with a supplemental measure of the Company’s operating performance and therefore highlight trends in Company’s core business that may not otherwise be apparent when relying solely on IFRS measures. Management uses non-IFRS measures in measuring the financial performance of the Company.

(2)	Financial information for 2019 has not been restated for the adoption of IFRS 16. For the three months ended April 30, 2020, the Company made $1,170 in lease payments. For the six months ended April 30, 2020, the Company made $2,139 in lease payments.

Outlook

High Tide remains focused on the fundamentals of profitable retail, while continuing to leverage cannabis and its related accessories through the Company’s manufacturing and e-commerce portfolio. High Tide’s diverse mix of consumer channels provides access to layered insights and context unavailable to competitors, providing the Company with an advantage in understanding the development of North American and global cannabis user preferences in real time.

The Company believes that the senior secured credit facility advanced by Windsor Capital, the proceeds from the sale of the common shares of Halo Labs, and achieving positive cash flow from operations has positioned High Tide to execute on its strategic growth objectives in 2020. The Company is well positioned and funded to further its expansion in Ontario, as Canada’s largest and most underserved market.

About High Tide Inc.

High Tide is a retail-focused cannabis company enhanced by the manufacturing and distribution of smoking accessories and cannabis lifestyle products. Its premier Canadian retail brand Canna Cabana spans 33 locations in Ontario, Alberta, and Saskatchewan, with additional locations under development across Canada. High Tide has been serving cannabis consumers for over a decade through its numerous lifestyle accessory enterprises including e-commerce platforms Grasscity.com and CBDcity.com, lifestyle and licensed entertainment brand manufacturer Famous Brandz, and its distribution divisions RGR Canada and Valiant Distribution.

High Tide's strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value. Key industry investors in High Tide include Aphria Inc. (TSX: APHA) (NYSE: APHA) and Aurora Cannabis Inc. (NYSE: ACB) (TSX: ACB).

For more information about High Tide Inc., please visit www.hightideinc.com and its profile page on SEDAR at www.sedar.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this news release are forward-looking information or forward-looking statements, including, but not limited to (i) the expected ability of the Company to receive funds from the Windsor Capital credit facility. (ii) the sale of the common shares of Halo Labs; and (iii) the Company’s intention to develop all permits that it holds Such information and statements, referred to herein as “forward-looking statements” are made as of the date of this news release or as of the date of the effective date of information described in this news release, as applicable. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations, or beliefs regarding future events. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (generally, forward-looking statements can be identified by use of words such as “outlook”, “expects”, “intend”, “forecasts”, “anticipates”, “plans”, “projects”, “estimates”, “envisages, “assumes”, “needs”, “strategy”, “goals”, “objectives”, or variations thereof, or stating that certain actions, events or results “may”, “can”, “could”, “would”, “might”, or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions, and other similar terminology) are not statements of historical fact and may be forward-looking statements.

Such forward-looking statements are based on assumptions that may prove to be incorrect, including but not limited to the ability of the Company to execute on its business plan and that the Company will have sufficient funds to execute on its strategic growth objectives in 2020. However, there can be no assurance that any one or more of the government, industry, market, operational or financial targets as set out herein will be achieved. Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements, or industry results, to differ materially from any results, performance or achievements expressed or implied by such forward-looking statements.

The forward-looking statements contained herein are current as of the date of this news release. Except as required by law, High Tide does not have any obligation to advise any person if it becomes aware of any inaccuracy in or omission from any forward-looking statement, nor does it intend, or assume any obligation, to update or revise these forward-looking statements to reflect new events or circumstances. Any and all forward-looking statements included in this news release are expressly qualified by this cautionary statement, and except as otherwise indicated, are made as of the date of this news release.

SOURCE High Tide Inc.

For further information, please contact Raj Grover, President & Chief Executive Officer of High Tide Inc.; Tel: (403) 770-9435; Email: Raj@HighTideInc.com; Web: www.HighTideInc.com.

4